Exhibit 12.1

MB Financial, Inc.

Computation of Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Pre-tax income from continuing operations	$139,670	$121,501	$253,380	$232,159	$123,294	$137,946	$126,851
Plus: fixed charges, excluding interest on deposits	21,129	14,360	30,620	25,211	16,461	7,901	19,537
Less: preferred stock dividend requirement (1)	(6,640)	(6,631)	(13,278)	(13,263)	(6,695)	—	(5,471)
Subtotal	154,159	129,229	270,722	244,108	133,061	145,847	140,917
Interest on deposits	16,268	11,574	25,579	19,658	17,027	19,240	30,258
Total	$170,427	$140,803	$296,301	$263,766	$150,088	$165,087	$171,175
Fixed Charges:
Interest expense, excluding interest on deposits	$12,605	$6,052	$13,707	$8,970	$7,298	$6,319	$12,264
Interest component of rental expense (2)	1,884	1,676	3,635	2,979	2,469	1,582	1,802
Preferred stock dividend requirement (1)	6,640	6,631	13,278	13,263	6,695	—	5,471
Subtotal	21,129	14,360	30,620	25,211	16,461	7,901	19,537
Interest on deposits	16,268	11,574	25,579	19,658	17,027	19,240	30,258
Total	$37,397	$25,934	$56,199	$44,869	$33,488	$27,141	$49,795

Rental expense, net (3)	$5,653	$5,029	$10,905	$8,936	$7,406	$4,747	$5,407
Interest component of rental expense	1,884	1,676	3,635	2,979	2,469	1,582	1,802
Preferred stock dividend and accretion	4,005	4,000	8,009	8,000	4,000	—	3,269

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	10.64	16.72	15.61	20.43	13.62	18.46	10.02
Including interest on deposits	5.54	7.29	6.90	8.35	5.60	6.08	3.86

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	7.30	9.00	8.84	9.68	8.08	18.46	7.21
Including interest on deposits	4.56	5.43	5.27	5.88	4.48	6.08	3.44

(1)	Preferred stock dividend adjusted for pre-tax effect based on an effective tax rate of 39.68% for 2015 through 2017 and 40.25% for 2012 through 2014.
(2)	Net of building rental income.
(3)	Interest component of rental expense is one-third of rental expense because it is the proportion deemed representative of the interest factor.